FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

Dec.22, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

TSX-V:  LUM

“DECEMBER 22-03”	NR:03-17

LUMINA COMPLETES PURCHASE OF GENERAL MINERALS INTERESTS IN VIZCACHITAS COPPER DEPOSIT

Lumina Copper Corp. (“Lumina”) is pleased to announce today that it has completed its acquisition of General Minerals Corporation’s (“GMC”) ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile (previously announced in a press released dated October 29, 2003).

The Vizcachitas property hosts a large "porphyry copper" deposit that contains a significant  quantity of supergene and hypogene copper mineralization. Exploration work by previous owners has included 18,300 metres of diamond drilling in 67 holes, geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies and environmental base line studies.  In 1998 a positive pre-feasibility study was completed by Kilborn International.

Greg Dawson P.Geo & Robert Cinits, P.Geo, employees of AMEC have been retained by Lumina as the Qualified Persons responsible for the preparation of a Technical Report as defined in National Instrument 43-101.

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Relations
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7041

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041